Exhibit 99.1

Medigus: Viewbix Reports its Condensed Consolidated Financial
Results for the First Half and the Second Quarter of 2023 with
Revenues Totaling $48 Million for the First Half of 2023

Tel Aviv, Israel, Aug. 16, 2023 (GLOBE NEWSWIRE) --  Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that Viewbix Inc. (henceforth “Viewbix”) (OTC: VBIX), 76% owned by Medigus’ subsidiary Gix Internet, (henceforth “Gix”) (42.25% owned by Medigus) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, reported its interim consolidated financial results for the first half and the second quarter of 2023, highlighted by $48 million in revenue for the first half of 2023.

Viewbix’s second quarter results of 2023 underscore Viewbix’s continued growth, demonstrated by an 18.5% increase in revenues as compared to its second quarter in 2022.

Other key highlights for the first half and the second quarter of 2023 include:

●	Revenues for the first half of 2023 reached $48,016 thousand as compared to $43,337 thousand for the same period last year. The increase of 10.8% in revenues was driven by $37,064 thousand from Viewbix’s digital content platform and $10,952 thousand from Viewbix’s search platform. In the second quarter of 2023, revenues amounted to $27,154 thousand, an increase of 18.5% as compared to the second quarter of 2022.

●	Operating Income for the first half of 2023 was $174 thousand as compared to $980 thousand in the first half of 2022. In the second quarter of 2023, operating income amounted to $250 thousand as compared to operating income of $761 thousand in the second quarter of 2022.

The reasons for the decrease in operating income are mainly due to: (1) an increase in general and administrative expenses following the reorganization transaction with Gix Media Ltd. on September 19, 2022 in the amount of approximately $600 thousand in the first half of 2023 and $300 thousand in the second quarter of 2023, as compared to the same periods in 2023; (2) during the second quarter of 2023, there was a decrease in the operational profit of the digital content platform, which is mainly a result of an increase in the traffic-acquisition costs in relation to revenues, and an increase of selling and marketing expenses during the first half of 2023, mainly due to expenses incurred in connection with the increase in the content displayed in the digital content platform; and (3) the decrease in operational profit of the digital content platform was offset by an increase in the operational profit of the search platform, amounting to a total of $766 thousand in the first half of 2023, as compared to a total of $169 thousand in the corresponding half of the previous year.

●	EBITDA (Earnings Before Interest, Taxes, Depreciation, Amortizations) for the first half of 2023 amounted to $1,642 thousand as compared to $2,295 thousand for the corresponding period in 2022. For the second quarter of 2023, EBITDA amounted to $984 thousand as compared to $1,490 thousand for the corresponding period in 2022.

●	Net cash from operating activities for the first half of 2023 amounted to $1,015 thousand compared to $598 thousand in the first half of 2022.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd.. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. by way of Fuel Doctor Holdings, Inc., are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.th

Company Contact:

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com